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                                   EXHIBIT 21



                         SUBSIDIARIES OF THE REGISTRANT


1. Diodes Taiwan Company, Limited, a corporation organized and existing under the laws of the Republic of China (Taiwan) with principal offices located at 5 Fl., 510-16 Chung-Cheng Road, Hsin-Tien City, Taipei, Taiwan, Republic of China. This subsidiary does business under its own name. This is a wholly-owned subsidiary of Diodes Incorporated.

2. Shanghai Kai Hong Electronics Co., Ltd., a corporation formed under the laws of the People's Republic of China with principal offices located at East of Xingqiao Town Songjiang County, Shanghai, Replublic of China. This subsidiary does business under its own name. This is a 70% majority-owned joint venture and a subsidiary of Diodes Incorporated.


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